SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Aspen Exploration Corporation
(Name of Issuer)

Common Stock, par value $.005 per share
(Title of Class of Securities)

045295300
(CUSIP Number)

R.V. Bailey
P.O. Box 1420
515 Jerry Street
Castle Rock, CO 80104
303-660-0966
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1 NAME OF REPORTING PERSONS

R.V. Bailey

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d) [__]
Item 2(e) [__]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

Number of	7.	Sole Voting Power: 1,410,196
Shares
Beneficially	8.	Shared Voting Power: 16,320
Owned by
Each	9.	Sole Dispositive Power: 1,410,196
Reporting
Person With:	10.	Shared Dispositive Power: 16,320

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,426,516

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14 TYPE OF REPORTING PERSON

IN

ITEM 1.   NAME AND ADDRESS OF ISSUER

(a)           Name of Issuer:

Aspen Exploration Corporation

(b)           Address of Issuer’s Principal Executive Offices

830 Tenderfoot Hill Road, Suite 310, Colorado Springs, CO 80906.

Telephone:  719.867.9010

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person Filing:

Robert V. (R.V.) Bailey

(b)	Address of Principal Business Office of Person Filing:

515 Jerry Street, Castle Rock, CO 80106

(c)	Citizenship:

United States of America

(d)	CUSIP Number

045295300

ITEM 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act

b.	☐	Bank as defined in Section 3(a)(6) of the Act

c.	☐	Insurance Company as defined in Section 3(a)(19) of the Act

d.	☐	Investment company registered under Section 8 of the Investment Company Act

e.	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

f.	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

g.	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

h	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

i	☐	A church plan that is excluded from the definition of an investment company under § 3(c)(4) of the Investment Company Act

j	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

h.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned:

1,426,516

(b)	Percent of Class

6.4%

(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct the vote:  1,410,196

(ii)      Shared power to vote or direct the vote:  16,320

(iii)     Sole power to dispose or direct the disposition of:  1,410,196

(iv)     Shared power to dispose or direct the disposition of:  16,320

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.  IDENTIFICATIONI AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATIONI OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATIONS

By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2010

/s/ R.V. Bailey
By: R.V. Bailey